                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1994


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             COMPUCOM SYSTEMS, INC.
                         10100 North Central Expressway
                              Dallas, Texas 75231


Registrant's telephone number, including area code  (214) 265-3600

SIGNATURE
- ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           COMPUCOM SYSTEMS, INC.
                                           401(k) MATCHED SAVINGS PLAN



Date:       August 24, 1995                By:   /s/   Robert J. Boutin
      -------------------------------          -------------------------------
                                               Robert J. Boutin
                                               Senior Vice President-Finance

                             COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN


                               Table of Contents
                               -----------------


Independent Auditors' Report

Statement of Net Assets Available for Benefits as of
  December 31, 1994

Statement of Net Assets Available for Benefits as of
  December 31, 1993

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1994

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1993

Notes to Financial Statements

                                                                       Schedule
                                                                       --------

Item 27a - Schedule of Assets Held for Investment Purposes as of
  December 31, 1994                                                        I

Item 27d - Schedule of Reportable Transactions for the year ended
  December 31, 1994                                                       II

Consent of Independent Auditors                                       Exhibit 23

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:


We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     KPMG Peat Marwick LLP


Dallas, Texas
July 31, 1995

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for  Benefits

                               December 31, 1994

                                              Guaranteed      CompuCom     Fidelity      Fidelity     Scudder
                                              Long-term        Stock       Magellan      Puritan   International
                                                 Fund           Fund         Fund         Fund       Bond Fund    Totals
                                                 ----           ----         ----         ----       ---------    ------
Assets:
   Investments (note 3):
     Funds with an insurance company, at
       contract value                         $2,488,279            -            -            -            -    2,488,279
     CompuCom Systems, Inc. common
       stock, at fair value (633,901 shares;
       cost of $1,876,347)                             -    1,980,941            -            -            -    1,980,941
     Fidelity Magellan Fund, at fair value
       (36,093 units; cost of $2,422,347)              -            -    2,411,023            -            -    2,411,023
     Fidelity Puritan Fund, at fair value
       (118,444 units; cost of $1,794,017)             -            -            -    1,754,148            -    1,754,148
     Scudder International Bond Fund, at
       fair value (9,668 units; cost
       of $113,722)                                    -            -            -            -      110,024      110,024
     Participant loans (unpaid principal
       balance approximates fair value)          218,482            -            -            -            -      218,482
     Cash                                              -        4,674       19,277       19,386           81       43,418

Receivables:
   Employer's contributions                       33,661       35,213       57,662       45,428        7,988      179,952
   Employees' contributions                       80,693       75,044      120,844       93,454       15,983      386,018
                                               ---------    ---------    ---------    ---------    ---------    ---------
               Net assets available for
                plan benefits                 $2,821,115    2,095,872    2,608,806    1,912,416      134,076    9,572,285
                                               =========    =========    =========    =========    =========    =========

See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for  Benefits

                               December 31, 1993

                                             Guaranteed     CompuCom   Fidelity
                                              Long-term       Stock    Magellan       Fidelity
                                                Fund          Fund       Fund       Puritan Fund    Totals
                                                ----          ----       ----       ------------    ------
Assets:
  Investments (note 3):
    Funds with an insurance company, at
     contract value                           $2,528,682            -            -            -    2,528,682
    CompuCom Systems, Inc. common stock,
     at fair value (565,079 shares; cost
     of $1,401,101)                                    -    2,295,351            -            -    2,295,351
    Fidelity Magellan Fund, at fair value
     (28,092 units; cost of $1,866,932)                -            -    1,990,338            -    1,990,338
    Fidelity Puritan Fund, at fair value
     (92,532 units; cost of $1,378,039)                -            -            -    1,457,380    1,457,380
    Short-term investments (cost approximates
     fair value)                                   4,438       21,378        2,027        1,734       29,577
    Participant loans (unpaid principal
     balance approximates fair value)            133,925            -            -            -      133,925

Receivables:
  Employer's contributions                        22,520       37,143       22,674       18,921      101,258
  Employees' contributions                        16,689       10,089       21,567       16,368       64,713
                                               ---------    ---------    ---------    ---------    ---------
             Net assets available for
              plan benefits                   $2,706,254    2,363,961    2,036,606    1,494,403    8,601,224
                                               ---------    ---------    ---------    ---------    ---------

See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1994

                                              Guaranteed      CompuCom     Fidelity      Fidelity     Scudder
                                              Long-term        Stock       Magellan      Puritan   International
                                                 Fund           Fund         Fund         Fund       Bond Fund    Totals
                                                 ----           ----         ----         ----       ---------    ------
Additions to plan assets attributed to:
  Employer's contributions                    $  118,341      124,773      202,986      149,441        7,988      603,529
  Employees' contributions                       409,631      459,197      723,231      523,286       23,629    2,138,974
                                               ---------    ---------    ---------    ---------    ---------    ---------
                                                 527,972      583,970      926,217      672,727       31,617    2,742,503

  Employee rollovers from
  previous savings plans                          26,786       23,209       53,658       66,355        1,145      171,153

  Investment income:
    Interest                                     125,979          771       88,183      143,266          754      358,953
    Net depreciation in fair value
     of investments                                    -     (782,557)    (134,712)    (119,157)      (3,699)  (1,040,125)
                                               ---------    ---------    ---------    ---------    ---------    ---------
           Net investment income                 125,979     (781,786)     (46,529)      24,109       (2,945)    (681,172)
                                               ---------    ---------    ---------    ---------    ---------    ---------
           Total additions
            (deductions)                         680,737     (174,607)     933,346      763,191       29,817    2,232,484

Transfers in (out)                              (351,975)     192,869       25,040       29,807      104,259            -

Withdrawals                                     (213,901)    (286,351)    (386,186)    (374,985)           -   (1,261,423)
                                               ---------    ---------    ---------    ---------    ---------    ---------
           Net increase (decrease)               114,861     (268,089)     572,200      418,013      134,076      971,061

Net assets available for benefits:
     Beginning of year                         2,706,254    2,363,961    2,036,606    1,494,403            -    8,601,224
                                               ---------    ---------    ---------    ---------    ---------    ---------
     End of year                              $2,821,115    2,095,872    2,608,806    1,912,416      134,076    9,572,285
                                               =========    =========    =========    =========    =========    =========

See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1993

                                             Guaranteed     CompuCom   Fidelity
                                              Long-term       Stock    Magellan       Fidelity
                                                Fund          Fund       Fund       Puritan Fund    Totals
                                                ----          ----       ----       ------------    ------
Additions to plan assets attributed to:
  Employer's contributions                    $  172,568      338,281      166,765      135,075      812,689
  Employees' contributions                       504,602      229,112      519,175      406,330    1,659,219
                                               ---------    ---------    ---------    ---------    ---------
                                                 677,170      567,393      685,940      541,405    2,471,908
  Employee rollovers from previous
   savings plans                                   6,432        3,886       41,282       41,541       93,141

  Investment income:
    Interest                                     155,914          503          446          338      157,201
    Net appreciation in fair value of
     investments                                       -      975,891      298,075      195,923    1,469,889
                                               ---------    ---------    ---------    ---------    ---------
             Net investment income               155,914      976,394      298,521      196,261    1,627,090
                                               ---------    ---------    ---------    ---------    ---------
             Total additions                     839,516    1,547,673    1,025,743      779,207    4,192,139

Transfers in (out)                              (231,557)     (94,185)     150,778      174,964            -

Withdrawals                                     (154,438)    (177,552)    (178,473)     (96,598)    (607,061)
                                               ---------    ---------    ---------    ---------    ---------
                 Net increase                    453,521    1,275,936      998,048      857,573    3,585,078

Net assets available for benefits:
     Beginning of year                         2,252,733    1,088,025    1,038,558      636,830    5,016,146
                                               ---------    ---------    ---------    ---------    ---------
     End of year                              $2,706,254    2,363,961    2,036,606    1,494,403    8,601,224
                                               =========    =========    =========    =========    =========

See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1994 and 1993


(1) Summary of Significant Accounting Policies
    -----------------------------------------

    The accompanying financial statements have been prepared on an accrual basis using quoted market for determining fair value of investments or stated contract values. The market values of investment securities are based on closing market quotations or face value which approximates fair value. Funds with the insurance company are recorded at contract value as reported to the Plan by the insurance company. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

    The net increase (decrease) in fair values of investments held during the years ended December 31, 1994 and 1993 (including investments bought, sold, as well as held during the year) is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

(2) Description of the Plan
    -----------------------

    (a)  General
         -------

         The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. (the Company/Employer) who have completed at least 12 months of qualifying service. The Plan, which was adopted by the Company's Board of Directors in October, 1987 and approved by the Company's shareholders in June 1988, became effective January 1, 1988. The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


         The Company serves as the Plan Administrator; however, the Plan operates under a contract administration whereby an independent third party consulting firm (Consulting Firm) assists the Company in this capacity. The Consulting Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. An independent trustee (The Trustee) makes distributions from a participant's account in accordance with the terms of the Plan document. The Trustee of the Plan was changed on October 1, 1994.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

    (b)  Vesting
         -------

         Participants are fully vested in the earnings of their individual contributions to the Plan. Prior to October 1, 1994 the Employer's matching contributions vested 100% after two years of service. Beginning October 1, 1994, the Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12 month period during which an employee has completed 1,000 hours of service.

    (c)  Contributions
         -------------

         During each year, participants may contribute to the Plan an amount between one percent and ten percent of their total annual compensation (elective contributions). The total 1994 qualified contributions to an individual participant's account may not exceed the lesser of $9,240 ($8,994 in 1993) or 25% of the participant's total compensation. Prior to October 1, 1994, the Company matched 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. Beginning October 1, 1994, the Company will match an additional 25% on each participant's next 2% (over and beyond the first 4%) qualifying contributions. During 1994 and 1993, the Company contributed $603,529 and $567,089, respectively, to participants' accounts. In addition, the Company also contributed $245,600 (80,000 shares) of CompuCom Systems Common Stock to participants' accounts during 1993 for the 1992 year-end bonus. The contributed shares were recorded at fair value at the date of purchase.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


         Contributions are invested in one or more investment funds, one of which includes the Company's Common Stock. Prior to October 1, 1994, the funds allocated to a participant's account were invested in the Bank's Guaranteed Short-term Account from the date of receipt by the bank to the date the bank remitted the funds. Interest credited on these funds in the Bank's Guaranteed Short-term Account were remitted with the funds to the respective participant's accounts . Beginning October 1, 1994, when the Plan changed Trustees, funds allocated to a participant's account are no longer invested in a Guaranteed Short-term Account. The funds allocated to a participant's account are received by the Trustee in cash and are held in cash until they are invested in the appropriate funds. At December 31, 1994, the Plan had $43,418 in cash. At December 31, 1993, the Plan had $29,577 invested in the Bank's Guaranteed Short-term Account.

    (d)  Participant's Accounts
         ----------------------

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participant's nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    (e)  Withdrawals
         -----------

         Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

    (f)  Loans to Participants
         ---------------------

         Upon written request of a participant and subject to completion of three years of Plan participation, the Plan Administrator, in its sole discretion, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 9% to 10% in 1994.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


    (g)  Expenses of Plan
         ----------------

         The costs of the Plan's administrative expenses are paid by the Company.

(3) Investment Programs
    -------------------

    The participant determines both the amount to be invested and the allocation of the investment to one or more of the investment funds. Allocations to investment funds must be in multiples of 1%. Prior to October 1, 1994, the Participant could change the amount or allocation of investments on a quarterly basis. Beginning October 1, 1994, the Participant may change the amount or allocation of investments monthly, but only once per quarter. The Plan has the following five investment funds at December 31, 1994. The Scudder International Bond Fund was made available to participants on October 1, 1994.

    (a)  Guaranteed Long-term Fund
         -------------------------

         Contributions are invested in longer term fixed income securities, such as corporate bonds and commercial mortgages. Funds are recorded at contract value as reported to the Plan by the insurance company. The interest rates for 1994 and 1993 averaged 5.35% and 6.19%, respectively. The declared interest rate as of January 1, 1995 is 6.00%.

    (b)  CompuCom Stock Fund
         -------------------

         Contributions are invested in the Company's common stock. The Company has entered into a contractual agreement for the purchase and liquidation of shares of Employer stock.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


    (c)  Fidelity Magellan Fund
         ----------------------

         Contributions are invested in a pooled fund of common stocks and securities convertible to common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.


    (d)  Fidelity Puritan Fund
         ---------------------

         Contributions are invested in a pooled fund of a broad list of securities, including common stocks, preferred stocks and bonds, including high-yield, low-quality bonds. The value of this fund depends on the performance of the bonds in which these funds are invested. The return on this fund may be higher or lower than the return of other funds.

    (e)  Scudder International Bond Fund
         -------------------------------

         Contributions are invested in a pooled fund primarily investing in debt securities of companies both inside and outside the United States. The value of this fund depends on the performance of the bonds in which these funds are invested. The return on this fund may be higher or lower than the return of other funds.

    The following table presents the fair values of investments that represent 5% or more of the Plan's net assets available for benefits:

                              December 31, 1994         December 31, 1993
                              -----------------         -----------------

                            Units,       Contract      Units,      Contract
                          shares or     value/fair   shares or    value/fair
        Description       face value      value      face value     value
        -----------       ----------      -----      ----------     -----
CIGNA Guaranteed
  Long-term Fund           2,488,279   $2,488,279     2,528,682   $2,528,682
CompuCom Systems,
  Inc. common stock          633,901    1,980,941       565,079    2,295,351
Fidelity Magellan Fund        36,093    2,411,023        28,092    1,990,338
Fidelity Puritan Fund        118,444    1,754,148        92,532    1,457,380
Scudder International
   Bond Fund                   9,668      110,024             -            -
                                        ---------                  ---------
                                       $8,744,415                 $8,271,751
                                        =========                  =========


                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


(4)  Status
     ------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1989 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

                                                                      Schedule I


                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1994

        Identity of issue         Description of investment        Cost       Current value
        -----------------         -------------------------        ----       -------------
Guaranteed Long-term Fund:
   CIGNA Insurance Company      Interest rate of 5.35% and
                                   6.00% at December 31,
                                   1994 and January 1,
                                   1995, respectively           $2,488,279     2,488,279
CompuCom Stock Fund:
   CompuCom Systems, Inc.
    common stock                      633,901 shares             1,876,347     1,980,941
   Cash                                                              4,674         4,674

Fidelity Magellan Fund:
   Fidelity Magellan Fund              36,093 units              2,422,347     2,411,023
   Cash                                                             19,277        19,277

Fidelity Puritan Fund:
   Fidelity Puritan Fund              118,444 units              1,794,017     1,754,148
   Cash                                                             19,386        19,386

Scudder International Bond Fund:
   Scudder International Bond
      Fund                              9,668 units                113,722       110,024
   Cash                                                                 81            81

Participant loans                Loans to participants, 8.0 -
                                    10.0%                          218,482       218,482
                                                                 ---------     ---------
                                                                $8,956,612     9,006,315
                                                                 =========     =========

See accompanying independent auditors' report.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN
                                                                     Schedule II

                 Item 27d - Schedule of Reportable Transactions
                      for the year ended December 31, 1994

                                                                                                                Current
                                                                                                             value of asset
                                             Aggregate                                 Expense                    on
                             Description     number of   Purchase  Selling   Lease  incurred with   Cost of   transaction   Net gain
Identity of party involved  of transaction  transactions  price     price    rental  transaction     asset       date        (loss)
- --------------------------  --------------  ------------  -----     -----    ------  -----------     -----       ----        ------
Purchases:
 CompuCom Stock Fund       Common stock fund     19     $  711,857        -      -         -        711,857      711,857         -
                                                 ==      =========  =======   ====      ====      =========    =========     =====
 Fidelity Magellan Fund    Common stock fund     28     $1,021,327        -      -         -      1,021,327    1,021,327         -
                                                 ==      =========  =======   ====      ====      =========    =========     =====
 Fidelity Puritan Fund     Variable security
                            fund                 33     $  828,154        -      -         -        828,154      828,154         -
                                                 ==      =========  =======   ====      ====      =========    =========     =====
 Cigna Guaranteed Fund     Insurance contract    24     $  537,941        -      -         -        537,941      537,941         -
                                                 ==      =========  =======   ====      ====      =========    =========     =====
Sales:
 Cigna Guaranteed Fund     Insurance contract    16     $        -  704,322      -         -        704,322      704,322         -
                                                 ==      =========  =======   ====      ====      =========    =========     =====
 Fidelity Magellan Fund    Common stock fund     18     $        -  475,188      -         -        465,913      475,188     9,175
                                                 ==      =========  =======   ====      ====      =========    =========     =====

See accompanying independent auditors' report.